Exhibit (a)(1)(H)


                                  PRESS RELEASE



FOR IMMEDIATE RELEASE                                     CONTACT:  Kathy Fern
June 12, 2001                                                       804-217-5800


                               DYNEX CAPITAL, INC.
                   ANNOUNCES RESULTS OF CASH TENDER OFFERS FOR
                          SHARES OF ITS PREFERRED STOCK


         Dynex Capital, Inc. (NYSE: DX) announced today the results of its tender offers to purchase for cash shares of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock that expired on Friday, June 8, 2001. Based on a preliminary count by the depositary, the Company expects to purchase for cash approximately 202,090 shares of its Series A Preferred Stock from shareholders at a price of $12.24 per share, approximately 363,708 shares of its Series B Preferred Stock from shareholders at a price of $12.50 per share, and approximately 254,803 shares of its Series C Preferred Stock from its shareholders at a price of $15.30 per share, all under the terms of the tender offer.

         The tender offers commenced on May 7, 2001 and the Company had offered to purchase up to 500,000 of its Series A Preferred Stock, up to 730,250 of its Series B Preferred Stock, and up to 702,700 of its Series C Preferred Stock. Due to the tender offers for each respective series of preferred stock being under-subscribed, the Company will purchase all of the shares validly tendered in the tender offer, without proration. The exact number of shares to be purchased will be determined upon final review of the validity of all tender offer documents received from holders. Payment for shares properly tendered and accepted will be made as soon as practicable.

         Based on the number of outstanding shares immediately prior to the commencement of the tender offers, the shares tendered represent approximately 15% of the Series A Preferred Stock outstanding, approximately 19% of the Series B Preferred Stock outstanding, and 14% of the Series C Preferred Stock outstanding.

     Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

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